SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of June, 2003
                                          ----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF INTEREST OF DIRECTORS AND
                                -----------------------------------------
                                CONNECTED PERSONS
                                -----------------


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AMVESCAP PLC
IMMEDIATE RELEASE  23 JUNE 2003
CONTACT: ANGELA TULLY  TEL: 020 7065 3652


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


     1)   Name of company AMVESCAP PLC

     2)   Name of director ROBERT GRAHAM

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

          NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAME IN 2 ABOVE.

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                       -

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

                                 AS 3 ABOVE

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

          RELEASE OF SHARES FROM THE AMVESCAP GLOBAL STOCK PLAN IN ACCORDANCE WITH THE PLAN RULES.

     7)   Number of shares/amount of            235,392
          stock acquired

     8)   Percentage of issued class            0.0296%

     9)   Number of shares/amount of            -
          Stock disposed

     10)  Percentage of issued class            %

     11)  Class of security                     ORDINARY SHARES

     12)  Price per share                       N/A

     13)  Date of transaction                   20 JUNE 2003

     14)  Date company informed                 20 JUNE 2003

     15)  Total holding following this notification

                                   29,786,613

     16)  Total percentage holding of issued class following this notification

                                     3.7491%

     If a director has been granted options by the company please complete the following boxes

     17)  Date of grant                 -

     18)  Period during which or date on which exercisable

                                        -

     19)  Total amount paid (if any) for grant of the option

                                        -

     20)  Description of shares or debentures involved: class, number

                                        -

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.

                                        -

     22) Total number of shares or debentures over which options held following this notification.

                                        -

     23)  Any additional information

                                        -

     24)  Name of contact and telephone number for queries

          ANGELA TULLY
          020 7065 3652

     25) Name and signature of authorised company official responsible for making this notification.

          ANGELA TULLY
          AMVESCAP PLC
          ASSISTANT COMPANY SECRETARY

          Date of Notification     23 JUNE 2003

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 23 June, 2003                 By   /s/  ANGELA TULLY
     -------------                      --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary